UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64986/July 29, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14431

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
ANIMAL CLONING SCIENCES, INC.	:	REVOKING REGISTRATION BY
(n/k/a BANCORP ENERGY, INC.)	:	DEFAULT
	:	

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  The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP), on June 21, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondent has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Respondent was served with the OIP on June 24, 2011.

  Respondent is in Default because it did not file an Answer, participate in the telephonic prehearing conference on July 25, 2011, or otherwise defend the proceeding. See 17 C.F.R. § 201.155(a). I find the allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

  Animal Cloning Sciences, Inc. (n/k/a Bancorp Energy, Inc.) (Animal Cloning), Central Index Key No. 915337, is a Washington corporation located in La Quinta, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Animal Cloning is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $5,625 for the prior nine months. As of June 8, 2011, Animal Cloning's stock (symbol ANML) was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

  Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, the Respondent failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of Animal Cloning is both necessary and appropriate.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Animal Cloning Sciences, Inc. (n/k/a Bancorp Energy, Inc.) is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge